Mail Stop 4561

May 28, 2009

VIA U.S. MAIL AND FAX (973) 443-0609
Mr. Shuo (Steven) Lou
Chief Financial Officer, Chief Accounting Officer and Executive VP
China Properties Developments, Inc.
89 Chang'an Middle Rd.
Yangming International Tower, Flrs 26/27
Xi'an, China

Re: China Properties Developments, Inc.
        File No. 000-50637
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Form 10-Q for the Quarterly Period Ended
        March 31, 2008
        Form 10-Q for the Quarterly Period Ended
        June 30, 2008

Dear Mr. Lou:

        We have reviewed your response letter dated April 30, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended June 30, 2008

Note 13, Business Combination, page 20

1.   We have considered your response to our prior comment two and do not believe
        you have demonstrated that a common control interest existed between Xi'an
        Jiahui Real Estate Co, Ltd and Shaanxi Xin Yuan Real Estate Co Ltd in
        accordance with EITF 02-5. A significant number of the familial relationships
        described in your response, particularly the relationship between Ping'an Wu and
        Shuzhen Yang, do not meet the definition of immediate family as defined in
        paragraph 3b of EITF 02-5. Additionally, it does not appear that pledge of shares
        by proxy by Shuzhen Yang meets the definition of a preexisting agreement to
        vote shares in concert as described in paragraph 3c of EITF 02-5 as it appears the
        agreement was signed just prior to, or in concert with, the transaction. Please
        revise your filing to properly account for the acquisition of Shaanxi Xin Yuan
        Real Estate Co Ltd as a purchase in accordance with paragraph 18 of FIN 46(R)
        as of June 28, 2008.

        Please respond to the comments included in this letter within ten business days.
Please submit your response on EDGAR. If you have any questions, you may contact
Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-
3629.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief